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...ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53596

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO FINANCIAL MARKETS LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

44 WALL STREET
(No. and Street)

NEW YORK   NEW YORK   10005 - 2401
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
IAN WARREN   +44 207 862 0295
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – if individual, state last, first, middle name)

1 MOORE LONDON PLACE , LONDON , SE1 2AF , UK
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☑ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____IAN WARREN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MAKO FINANCIAL MARKETS LLC_____, as of _____FEBRUARY 25_____, 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25th DAY OF FEBRUARY 2010
AT LONDON, ENGLAND

_____
Signature

NOTARY PUBLIC
LONDON, ENGLAND
MICHELLE SCOTT
(My Commission expires with Life)

HEAD of FINANCE / FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CHEESWRIGHTS
NOTARIES PUBLIC

Bankside House, 107 Leadenhall Street,
London EC3A 4AF
Telephone: 020 7623 9477
Facsimile: 020 7623 5428



STATEMENT OF FINANCIAL CONDITION

MAKO FINANCIAL MARKETS, L.L.C.

Year Ended December 31, 2009
with Report of Independent Registered Public Accounting Firm

Mako Financial Markets, L.L.C.

CONTENTS

December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mako Financial Markets, L.L.C.

We have audited the accompanying statement of financial condition of Mako Financial Markets, L.L.C. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mako Financial Markets, L.L.C. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Independent Registered Public Accounting Firm
London
25 February 2010

Mako Financial Markets, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

		USD '000s
ASSETS		
Cash	$	340
Receivable from clearing broker		777
Brokerage receivable, net		287
Other assets		137
Amounts due from affiliates		281
Total assets	$	**1,822**
LIABILITIES AND MEMBER'S CAPITAL		
Brokerage payable		20
Other liabilities and accrued expenses		193
Amounts due to affiliates		513
Total liabilities		**726**
Member's capital		1,096
Total liabilities and member's capital	$	**1,822**

The accompanying notes are an integral part of the Statement of Financial Condition.

Mako Financial Markets, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

NOTE A - GENERAL BUSINESS

Mako Financial Markets, L.L.C. (the "Company"), a Delaware limited liability company formed on 19 July 2001, is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and with the Commodity Futures Trading Commission ("CFTC").

During the year the Company was wholly owned by Mako Global Derivatives Executives, L.L.P. (the "Parent"), which is part of the Mako Group of Companies.

The Company's operations consists of brokering activities in futures, options on equities and indexes and options on futures instruments. The Company's clients primarily comprise institutional and proprietary trading businesses.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition are expressed in US dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Commission income is recognized on an accrual basis, based on the trade date of the transaction.

General and Administrative

The Company receives services from Mako Europe Limited, part of the Mako Group,, including use of assets and leased premises for no charge. Services are recharged through a fixed monthly fee set annually, based on floor space occupied, cost of utilities consumed and services provided by Mako Group functions.

Property and Equipment

Fixed assets, which are comprised primarily of fixtures and fittings, are recorded at cost and depreciated over their estimated useful lives (three to five years) using the straight-line method. Property and equipment amounting to $36,500 is fully depreciated but remains in use by the Company.

Due to/from Clearing Broker

Amounts receivable and payable to clearing brokers represent cash held at the clearing broker as a security deposit or cash owed to the clearing broker. Amounts due to or from clearer also includes margin balances on which interest is charged on an accruals basis.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The operations of the Company will be included in the taxable income of the sole member and, accordingly, no provision for Federal, state or local income taxes is recorded in the statement of financial condition, since the Company is not subject to Federal, State or local income taxes.

Under US tax sharing agreements the Company is disregarded for Federal income tax purposes. This arrangement exists within the Mako Group such that all income and deductions from each member are reported at the Parent level. For the year ended December 31, 2009 the Group did not incur any US taxable income and as such the Company did not recognize any tax liability.

Clearing Agent

Customer securities transactions are cleared on behalf of the Company by a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement. The Company has agreed to indemnify the clearing broker for any losses sustained in respect of trading activities of the Company's customers. All customer transactions outstanding at December 31, 2009 settled without adverse effect on the Company's financial activities.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while related revenues and expenses are translated at the exchange rate ruling at the month end date when the transaction was undertaken.

Brokerage Receivable and Payable

Brokerage receivable represents commission receivable from the Company's clients for trades arranged. Brokerage commission receivables are shown net of provisions for doubtful debts of $29,000. A full provision for doubtful debts is taken on all debts over six months old. Interest is not charged on old debts. Brokerage payable represents commission payable to other brokers for trades arranged through them.

Fair Value of Financial Instruments

The amounts reported on the statement of financial condition for cash, brokerage receivable, receivables from clearing brokers, brokerage payable and other liabilities and accrued expenses and amounts due to and from affiliates are carried at contractual amounts which approximate fair value due to their short term nature.

NOTE C - MEMBERS' CAPITAL

The Company issued 100% of its ownership interest to the Parent. The Parent's liability is limited to the value of Member's Capital contributed.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Company is subject to the SEC's net capital Rule 15c 3-1 and CFTC Regulation 1.17 which requires the maintenance of a minimum net capital of the greater of 6 2/3 % of aggregated indebtedness or $45,000. Net capital changes from day to day, but at December 31, 2007, the Company had net capital of $375,000, which exceeded the Company's minimum requirement of $48,000 by $327,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other limitation provisions of the SEC and other regulatory bodies.

The Company is exempt from SEC Rule 15c 3-3 under provision (k) (2) (ii) of that rule.

NOTE E - RELATED PARTIES

At December 31, 2009 the Company has amounts due from affiliates of $281,000, all of which is due in respect of commission income charged during the year. The Company also had amounts due to affiliates of $513,000 received to fund the operations of the Company. The amount due to affiliates was paid subsequent to December 31, 2009.

NOTE F - 401(k) PLAN AND OVERSEAS PLAN

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan. Participants of the plan are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches the employees' contributions up to 6% of total salary, dollar for dollar. Included in employees' compensation and related benefits on the statement of operations, is $nil contributed by the Company, under this plan.

The Company also sponsors a UK based pension plan through the Mako Group. The Company matches the employees' contributions up to 6% of total salary, dollar for dollar. Included in employees' compensation and related benefits on the statement of operations, is $2,000 contributed by the Company, under the overseas plan.

NOTE G - FAIR VALUE MEASUREMENT

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Fair Value Measurements ("ASC 820"). Effective 1 January 2008, the Company has adopted ASC 820.

In accordance with ASC 820, financial instruments will be categorised in the statement of financial condition, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company did not have any financial instruments to measure at fair value as of December 31, 2009.

NOTE H – CREDIT RISK

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

There is no geographical or counterparty concentration risk. The maximum credit risk is represented by brokerage receivable (net of provision) and cash and cash equivalents. All brokerage transactions are settled through a clearing broker on a 'delivery versus payment' basis, as a result there is limited settlement risk.

NOTE I – UNCERTAIN TAX POSITIONS

In accordance with FASB ASC 740-10, the Company is required to perform an evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense. An update to FASB ASC 740-10 became effective during the current financial reporting period. Upon adoption of this update we identified no uncertain tax positions that have not met the more-likely-than-not standard.

 **ERNST & YOUNG**

Ernst & Young LLP
1 More London Place
London SE1 2AF

Tel: 020 7951 2000
Fax: 020 7951 1345
www.ey.com/uk

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Member of Mako Financial Markets L.L.C:

We have performed the procedures enumerated below, which were agreed to by the Members of Mako Financial Markets L.L.C, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Mako Financial Markets L.L.C's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for fiscal period from April 1, 2009 through December 31, 2009. Mako Financial Markets L.L.C's management is responsible for Mako Financial Markets L.L.C's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries within the entities third party bank statements.

   All listed assessment payments in Form SIPC-7T have been agreed with respective cash disbursement record entries within the entities on the entity's online banking system.

2. Compared the amounts derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009.

   No exceptions were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and supporting working papers.

   No adjustments were made.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions were noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   No overpayments were recorded in the current assessment.



INVESTOR IN PEOPLE

≡!! ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended 31 December 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

Ernst & Young LLP
25 February 2010